                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549







                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT







                                In respect of its
              U.S.$15,000,000 Callable 8.00 percent Notes due 2015







                    Filed pursuant to Rule 3 of Regulation BW







                             Dated: January 27, 2000

         The following information regarding the U.S.$15,000,000 Callable 8.00 percent Notes due 2015 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 16, 1999) is already on file with the Securities and Exchange Commission.

         Item 1.  DESCRIPTION OF OBLIGATIONS

               (a) U.S.$15,000,000 Callable 8.00 percent Notes due 2015, issued on January 26, 2000.

               (b) The interest rate will be 8.00 percent, payable the 26th of each month, commencing on February 26, 2000 through and including January 26, 2015.

               (c) Maturing January 26, 2015. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

               (d) Notes are callable at par on the 26th of each January and July, commencing on January 26, 2001, with 10 New York business days' notice.

               (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

               (f) Not applicable.

              (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

               (h) See Prospectus, pages 6-10.

               (i) Citibank, N.A, 5 Carmelite Street, London EC4Y 0PA, England.

         Item 2.  DISTRIBUTION OF OBLIGATIONS

         As of January 24, 2000, the Bank entered into a Terms Agreement (attached hereto as Exhibit A) with Merrill Lynch, Pierce, Fenner & Smith Incorporated as Manager (the

"Manager"), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating U.S.$15,000,000 at 100 percent, less commissions of 0.75 percent. The Notes are offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that delivery of the Notes will be made on or about January 26, 2000.

         The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7,
1997) is already on file with the Securities and Exchange Commission.

         The Manager proposes to offer all the Notes to the public at the public offering price of 100 percent.

         Item 3.  DISTRIBUTION SPREAD


              Price to             Selling Discounts And        Proceeds to the
               Public                   Commissions                  Bank1
               ------                   -----------                  -----
           Per Unit: 100%                  0.75%                     99.25%
       Total: USD 15,000,000            USD 112,500              USD 14,887,500


         Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

         None

         Item 5.  OTHER EXPENSES OF DISTRIBUTION

         As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

         Item 6.  APPLICATION OF PROCEEDS

         The net proceeds will be used in the general operations of the Bank.

         Item 7.  EXHIBITS

              A.  Terms Agreement dated January 24, 2000.

              B.  Pricing Supplement dated January 24, 2000.

--------------------------
1 Without deducting expenses of the Bank, which are not yet known.

                                                                       EXHIBIT A

                          TERMS AGREEMENT NO. 180 UNDER
                                  THE FACILITY

                                                                January 24, 2000

International Bank for Reconstruction
         and Development
1818 H Street, N.W.
Washington, D.C.  20433


         The undersigned agrees to purchase from you (the "Bank") the Bank's US$15,000,000 Callable 8.00 percent Notes due 2015 (the "Notes") described in the Pricing Supplement, dated as of the date hereof (the "Pricing Supplement") at 11:00 a.m. New York time on January 26, 2000 (the "Settlement Date") at an aggregate purchase price of US$14,887,500 (which is 99.25% of the aggregate principal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

         When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

         The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

         The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.

         Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the

Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

         1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100 percent less a management and underwriting commission of 0.75 percent of the principal amount).

         2. The purchase price specified above will be paid on the Settlement Date by the Dealer (against delivery of the Notes to an account designated by the Dealer) to Citibank, N.A., London Branch (DTC Account No. 2952) as custodian for Cede & Co., as nominee for the Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

         3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

         4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

         5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

         For purposes hereof, the notice details of the undersigned are as follows:

                           Merrill Lynch
                           World Financial Center
                           250 Vesey Street 15th Floor
                           New York, NY  10281

                           Attention: Transaction Management Group
                           Telephone:  212-449-7476
                           Fax:  212-449-2331

         All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

         This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

         This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

                                               MERRILL LYNCH, PIERCE, FENNER &
                                               SMITH INCORPORATED


                                               By:
                                                  ----------------------------
                                                  Name:
                                                  Title:


CONFIRMED AND ACCEPTED, as of the
date first written above:


INTERNATIONAL BANK FOR RECONSTRUCTION
         AND DEVELOPMENT


By:
   ----------------------------
   Name:
   Title:  Authorized Officer

                                                                       EXHIBIT B



                               PRICING SUPPLEMENT




              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                          GLOBAL DEBT ISSUANCE FACILITY


                                     No: 180


                                  US$15,000,000
                      CALLABLE 8.00 PERCENT NOTES DUE 2015

                            Issue Price: 100 percent












                               MERRILL LYNCH & CO.



            The date of this Pricing Supplement is January 24, 2000.

         This document ("Pricing Supplement") is issued to give details of an issue by International Bank for Reconstruction and Development (the "Bank") under its Global Debt Issuance Facility.

         This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated October 7, 1997, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

TERMS AND CONDITIONS

         The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.



1.      No.:                                              180

2.      Aggregate Principal Amount:                       US$15,000,000

3.      Issue Price:                                      100 percent

4.      Issue Date:                                       January 26, 2000

5.       Form of Notes

         (Condition 1(a)):                                Registered only

6.      Authorized Denomination(s)

         (Condition 1(b)):                                US$1,000 and integral multiples of US$1,000 in
                                                          excess thereof

7.       Specified Currency

         (Condition 1(d)):                                United States dollars (US$)

8.       Maturity Date
         (Conditions 1(a) and 6(a); Fixed
         Interest Rate):                                  January 26, 2015



9.       Interest Basis

         (Condition 5):                                   Fixed Interest Rate (Condition 5(I))

10.      Fixed Interest Rate
         (Condition 5(I)):

         (a)      Calculation Amount:                     Principal Amount

         (b)      Interest Rate:                          8.00 percent per annum

         (c)      Fixed Rate Interest Payment
                  Date(s):                                The 26th of each month, commencing on February
                                                          26, 2000 through and including January 26, 2015

         (d) Fixed Rate Day Count                         30/360, as provided in Condition 5(I)(b)
             Fraction:

13.      Relevant Financial Center:                       New York

14.      Relevant Business Day:                           New York

15.      Issuer's Optional Redemption:                    Yes

         (a)   Notice Period:                             Not less than 10 Relevant Business Days

         (b)   Amount:                                    All (and not less than all)

         (c)                                              Date(s): On the 26th
                                                          of each January and
                                                          July, commencing
                                                          January 26, 2001

         (d)   Early  Redemption Amount
               (Bank):                                    Principal Amount

16.      Redemption at the Option of the

         Noteholders:                                     No

17.      Early Redemption Amount (Condition 9):           Principal Amount plus accrued interest

18.      Governing Law:                                   New York

OTHER RELEVANT TERMS

1.       Listing (if yes, specify Stock
         Exchange):                                       None



2.       Details of Clearance System Approved by          DTC
         the Bank and the Global Agent and Clearance
         and Settlement Procedures:

3.       Syndicated:                                      No

4.       Commissions and Concessions:                     0.75 percent of Aggregate Principal Amount



5.       Codes:

         (a)      Common Code:                            10724848

         (b)      ISIN:                                   US45905UBD54

         (c)      CUSIP:                                  45905UBD5


6.      Identity of Dealer(s)/Manager(s):                 Merrill Lynch, Pierce, Fenner & Smith
                                                          Incorporated

7.      Provisions for Registered Notes:

        (a)    Individual Definitive
               Registered Notes Available
               on Issue Date:                             No.  Interests in the DTC Global Note will
                                                          be exchangeable for Definitive Registered
                                                          Notes only in the limited circumstances
                                                          described in the  Prospectus.

         (b)   DTC Global Note(s):                        Yes; one

         (c)   Other Registered Global
               Notes:                                     No

8.       Other Address at which Bank Information
         Available:                                       None

GENERAL INFORMATION

         The Bank's latest Information Statement was issued on September 16,
1999.

                                    INTERNATIONAL BANK FOR RECONSTRUCTION
                                    AND DEVELOPMENT

                                    By:
                                       -----------------------------------
                                         Authorized Officer

                             INTERNATIONAL BANK FOR
                         RECONSTRUCTION AND DEVELOPMENT
                                1818 H Street, NW
                              Washington, DC 20433





                                  GLOBAL AGENT
                                 Citibank, N.A.
                                 P.O. Box 18055
                                Carmelite Street
                                 London EC4Y 0PA





                         LEGAL ADVISORS TO THE MANAGERS
                               Sullivan & Cromwell
                          1701 Pennsylvania Avenue, NW
                              Washington, DC 20006